

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Timothy Sheehy
Chief Executive Officer
Bridger Aerospace Group Holdings, Inc.
90 Aviation Lane
Belgrade, Montana 59714

> **Re: Bridger Aerospace Group Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 26, 2024**
> **File No. 333-276720**

Dear Timothy Sheehy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Brian Fetterolf at 202-551-6613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael P. Heinz